Exhibit (a)(5)(H)

Press release issued by BGC Partners, Inc., dated January 7, 2015

BGC EXTENDS ALL-CASH TENDER OFFER TO ACQUIRE GFI GROUP FOR $5.45 PER SHARE

Demands that GFI Board Take Immediate Action to Protect the Interests of All GFI Shareholders and Exclude GFI Management from Further Deliberations on the Tender

Intends to Solicit Proxies AGAINST the GFI Management/CME Transaction

Urges GFI Shareholders to Tender Their Shares to BGC

Reaffirms Commitment to Honor Previously Existing GFI Compensation Arrangements

NEW YORK, NY – January 7, 2015 – BGC Partners, Inc. (NASDAQ: BGCP) (“BGC Partners,” “the Company,” or “BGC”), a leading global brokerage company primarily servicing the financial and real estate markets, today announced that it has extended the deadline for its fully financed, all-cash tender offer to acquire all of the outstanding shares of GFI Group Inc. (NYSE: GFIG) (“GFI Group” or “GFI”) for $5.45 per share to January 27, 2015.

BGC also intends to file a proxy statement with a GOLD proxy card with the SEC in order to solicit votes at the January 27, 2015 GFI special meeting against the 20 cents per share lower and inferior proposed merger with CME Group Inc. (NASDAQ: CME) (“CME”.)

Howard Lutnick, Chairman and Chief Executive Officer of BGC, said: “We urge GFI shareholders to reject the proposed CME transaction at GFI’s upcoming special meeting of stockholders, by either voting against the CME/GFI proposal using GFI’s proxy materials or by giving their proxy to us to vote against the proposal using BGC’s proxy materials. In addition to their votes, we also urge GFI shareholders to tender their shares to the superior, all-cash $5.45 per share offer. These actions will send a clear message to GFI that GFI shareholders intend to protect their interests and receive the higher value to which all shareholders are entitled.”

Mr. Lutnick continued: “BGC’s all-cash $5.45 offer is superior to the stock and cash proposal from GFI’s management and CME, and all conditions for closing our tender offer are able to be met by GFI’s board. We are taking the further step of soliciting proxies against the inferior CME transaction because we believe the failure of GFI’s board to take immediate action in recommending our offer represents a blatant disregard for the interests of all GFI shareholders and is a breach of their fiduciary duties. We also understand that GFI’s management team has been participating in GFI board meetings regarding our offer despite their opposing bid. In order to eliminate this obvious and egregious conflict of interest, BGC believes that Messrs. Gooch and Heffron must be excluded from any deliberations related to our tender offer in order to protect the rights of all GFI shareholders.

“The transaction between BGC and GFI represents a combination with significant benefits for employees, customers, counterparties, bondholders, and, shareholders of both companies. In addition to highlighting the greater value our offer delivers to GFI shareholders, we want to send a clear message to GFI employees that we recognize the value of their contributions and that there are meaningful opportunities for them going forward. Following the close of BGC’s tender offer on the proposed terms, we expect to honor the existing compensation agreements currently in place for GFI brokers and salespeople. This includes all previously-awarded and unvested RSUs held by GFI employees. Each RSU will remain outstanding and we do not expect to unilaterally extend, accelerate, or modify the terms of the existing compensation agreements currently in place. Following the close of our tender offer, GFI employees with unvested RSUs can elect, at their own discretion, to receive $5.45 in cash per RSU on their pre-existing vesting schedules.”

Mr. Lutnick concluded: “Over the past ten years, we have grown BGC’s headcount of brokers and salespeople from approximately 500 to nearly 2,800, which is a strong testament to our ability to attract and retain leading talent. We have every intention of making sure that GFI’s top producers and support staff understand that they are valued and welcome members of the BGC group of companies, of which GFI will be a key part.”

As of 5:00 PM on January 6, 2015, approximately 21.7 million shares were tendered pursuant to the offer. The 21.7 million tendered shares, together with the 17.1 million shares of GFI common stock already owned by BGC, represent approximately 30.5% of GFI’s outstanding shares.

The expiration date for the tender offer is now 5:00 PM New York City time on January 27, 2015, unless extended. The offer was previously scheduled to expire at 5:00 PM New York City time, on January 6, 2015.

BGC’s cash offer of $5.45 per share represents a premium of $0.20, or approximately 4%, to the $5.25 per share stock and cash transaction announced by CME and GFI on December 2, 2014 and a premium of more than 75% to the price of GFI shares on July 29, 2014, the last day prior to the announcement of the original CME transaction.

The full terms and conditions of BGC’s tender offer are set forth in the offering documents that the Company filed with the SEC on October 22, 2014, and as have been and may be amended from time to time.

Innisfree M&A Incorporated is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to them, toll-free at (888) 750-5884.

BGC’s financial advisor and dealer manager for the tender offer is Cantor Fitzgerald & Co. and its legal advisor is Wachtell, Lipton, Rosen & Katz.

About BGC Partners, Inc.

BGC Partners is a leading global brokerage company servicing the financial and real estate markets. Products include fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, commercial real estate, commodities, futures, and structured products. BGC also provides a wide range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back-office services to a broad range of financial and non-financial institutions. Through its BGC Trader and BGC Market Data brands, BGC offers financial technology solutions, market data, and analytics related to numerous financial instruments and markets. Through the Newmark Grubb Knight Frank brand, BGC offers a wide range of commercial real estate services including leasing and corporate advisory, investment sales and financial services, consulting, project and development management, and property and facilities management. BGC’s customers include many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments, corporations, property owners, real estate developers, and investment firms. BGC’s common stock trades on the NASDAQ Global Select Market under the ticker symbol (NASDAQ: BGCP). BGC also has an outstanding bond issuance of Senior Notes due June 15, 2042, which trade on the New York Stock Exchange under the symbol (NYSE: BGCA). BGC Partners is led by Chairman and Chief Executive Officer Howard W. Lutnick. For more information, please visit http://www.bgcpartners.com.

BGC, BGC Trader, Newmark, Grubb & Ellis, and Grubb are trademarks and service marks of BGC Partners, Inc. and/or its affiliates. Knight Frank is a service mark of Knight Frank (Nominees) Limited.

Important Additional Information

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of GFI Group Inc. (“GFI”) or any other securities. BGC Partners, Inc. and its subsidiary BGC Partners, L.P. have commenced a tender offer for all outstanding shares of common stock of GFI and have filed with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents). These documents, as they may be amended from time to time, contain important information, including the terms and conditions of the tender offer, and shareholders of GFI are advised to carefully read these documents before making any decision with respect to the tender offer. Investors and security holders may obtain free copies of these statements and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. These materials are also available to GFI Group security holders at no expense to them at http://ir.bgcpartners.com or by calling BGC Partners’ information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5884.

BGC intends to file a proxy statement and relevant documents in connection with the special meeting of the stockholders of GFI at which the GFI stockholders will consider certain proposals regarding the potential acquisition of GFI by CME Group Inc. (the “Special Meeting Proposals”). BGC and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from GFI’s stockholders in connection with the Special Meeting Proposals. STOCKHOLDERS OF GFI GROUP ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. These materials are also available to GFI Group security holders at no expense to them at http://ir.bgcpartners.com or by calling BGC Partners’ information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5884.

Discussion of Forward-Looking Statements by BGC Partners

Statements in this document regarding BGC Partners’ business that are not historical facts are “forward-looking statements” that involve risks and uncertainties. Except as required by law, BGC undertakes no obligation to release any revisions to any forward-looking statements. For a discussion of additional risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see BGC’s Securities and Exchange Commission filings, including, but not limited to, the risk factors set forth in the Company’s public filings, including BGC’s most recent Form 10-K and any updates to such risk factors contained in subsequent Form 10-Q or Form 8-K filings.

BGC Media Contacts:

George Sard / Bryan Locke / Bob Rendine Sard Verbinnen & Co +1-212-687-8080

Hannah Sloane +1 212-294-7938	Sarah Laufer +1 212-915-1008

BGC Investor Contacts:

Jason McGruder +1 212-829-4988	Jason Chryssicas +1 212-915-1987